June 8, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Year Ended March 31, 2006 Filed June 14, 2006 File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to a telephone call on June 7, 2007 between Alkermes, Inc. (“Alkermes” or the “Company”) and Ms. Kei Ino, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) and Mr. Jim Atkinson, Accounting Branch Chief at the Commission, concerning the Company’s response letter dated May 22, 2007 with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”). The response set forth below addresses the questions raised by Ms. Ino and Mr. Atkinson during the telephone call. Defined terms used in this response that are not defined in this letter have the meaning given to them in the Company’s response letters of May 4, 2007 and May 22, 2007.
Form 10-K — March 31, 2006
Financial Statements
Revenue Recognition, page F-7
Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement with Cephalon, page F-7
I.    Obligation of the Company to fund $120 million of net losses on VIVITROL and obligation to fund the attainment of FDA approval and validation of the manufacturing line for the Product.
Upon signing the Agreements, the Company was obligated to: (A) fund the first $120 million of net losses incurred on VIVITROL (the “Product”); and (B) fund the activities necessary to attain FDA approval and validation of the manufacturing line for the Product.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

(A) Funding of net losses.
The net losses on the Product comprise the following: (i) expenses incurred by the Company with respect to the commercialization of the Product; (ii) expenses incurred by the Company with respect to the ongoing development of the Product (excluding those described in (B) below); (iii) expenses incurred by Cephalon with respect to the commercialization of the Product; and (iv) gross margin/loss earned on end-market sales of the Product by Cephalon.
Each of the components of the net losses is discussed further below:
(i) Expenses incurred by the Company with respect to the commercialization of the Product
The Company has 28 field-based employees called Managers of Market Development (“MMD’s”). These employees were referred to as Treatment System Specialists in the Agreements, however, the job title changed subsequent to the Agreements being signed. These employees facilitate the sale of the Product in the market and are also responsible for selling the Product to various U.S. Department of Veterans Affairs and Department of Defense facilities. The MMD’s are charged into the collaboration at a commercialization rate negotiated with Cephalon. This rate is subject to an annual adjustment tied to the consumer price index (“CPI”). In addition to these field-based employees, the Company has a number of corporate employees that support the commercialization of the Product. These employees charge the time they spend on the Product to specific project codes and these hours are billed into the collaboration at the negotiated commercialization rate. In addition to employee-related expenses, the Company incurs selling and marketing expenses with third parties, which are also charged into the collaboration. All commercialization activities performed by the Company are reviewed and approved by the Commercial Team.
(ii) Expenses incurred by the Company with respect to the ongoing development of the Product (excluding those described in (B) below)
The Company has primary responsibility for the ongoing development of the Product. These activities, which are reviewed and approved by the Development Team, include the continuation of clinical trials, performance of new clinical trials, the development of new indications for the Product and work to improve the manufacturing process and increase manufacturing yields. The Company’s employees working on these development activities charge their time to specific project codes and these hours are billed into the collaboration at negotiated FTE rates that are subject to the CPI adjustment noted above. In addition, any external costs incurred in the course of performing the development activities are also billed into the collaboration.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

(iii) Expenses incurred by Cephalon with respect to the commercialization of the Product
Cephalon has primary responsibility for the commercialization of the Product. This effort includes a 120 person field-based sales force dedicated to the Product and a corporate infrastructure to support the sales force, and perform other traditional selling and marketing activities. The sales force is charged into the collaboration at a negotiated rate, which is subject to an annual CPI adjustment. The time spent by the corporate employees working on VIVITROL is charged into the collaboration at the commercialization rate — the same rate as the Company’s corporate employees are charged into the collaboration. In addition, all external costs incurred by Cephalon on the Product are charged into the collaboration. All commercialization activities performed by Cephalon are reviewed and approved by the Commercial Team.
(iv) Gross margin/loss earned on end-market sales of the Product by Cephalon
Cephalon records end-market-net sales earned on the Product and the associated cost of goods manufactured in its results of operations. Both the net sales and the cost of goods manufactured are also included in the determination of the net losses on the Product. It should be noted that for the purposes of the collaboration, net sales of VIVITROL specifically excludes reserves for bad debts and the return of previously sold Product, both of which Cephalon is responsible for.
Financial Statements Presentation
The non-refundable payments received from Cephalon were recorded as ‘unearned milestone revenue’ in the consolidated balance sheets of the Company, split between short-term and long-term depending on the Company’s expectations as to how much of the milestone revenue would be recognized in the following 12 month period. All expenses incurred directly by the Company with respect to VIVITROL were recorded in the Company’s consolidated statement of operations as R&D expense or S,G&A expense as appropriate, and as in the normal course of business. The Company drew down a corresponding amount of the unearned milestone revenue and recorded this milestone revenue in the line ‘net collaborative profit’ within the revenue section of its consolidated statement of operations i.e. the Company’s VIVITROL-related expenses were exactly offset by milestone revenue. With respect to Cephalon’s net losses, the Company recorded the outflow of funds to Cephalon to reimburse Cephalon’s net losses within ‘net collaborative profit’. At the same time, the Company drew down a corresponding amount of the unearned milestone revenue and recorded this milestone revenue within ‘net collaborative profit’ i.e. the outflow of funds to Cephalon was exactly offset by the recognition of milestone revenue. Through the accounting mechanism described above, the Company offset all net losses incurred by both companies on VIVITROL with milestone revenue.
Negotiation
The Company believes it is important to note that the prepayment of the $120 million of net losses was specifically negotiated by Cephalon. The Company readily agreed to this structure as it provided an additional $120 million of non-refundable cash up-front, against which expenses would be incurred over an extended period of time, as agreed between the parties via the Development, Commercial and Supply Teams.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

In October 2006, the Company and Cephalon entered into binding amendments (the “Amendments”) to the Agreements whereby the funding obligation was increased to $124.6 million from $120 million. Under the Amendments, the parties agreed that Cephalon would purchase from the Company two VIVITROL manufacturing lines (and related equipment) that were then under construction. During the three months ended December 31, 2006, the Company received a $4.6 million payment from Cephalon as reimbursement for certain costs incurred by the Company prior to October 2006 and charged to the collaboration. These costs related to the construction of these two manufacturing lines and consisted primarily of labor costs. The Company and Cephalon agreed to increase the cumulative net losses for which the Company is responsible from $120.0 million to $124.6 million to account for this reimbursement.
(B) Funding of the attainment of FDA approval and validation of the manufacturing line for the Product.
In addition to the obligation to fund the first $120 million (now $124.6 million) of net losses on the Product, the Company was obligated, at its own expense, to obtain FDA approval of the Product and to complete the validation of the first manufacturing line for the Product. These costs amounted to $19.8 million and were specifically excluded under the Agreements from inclusion in the $120 million of net losses on the Product.
Summary
In summary: (A) as of March 31, 2007, the end of the Company’s latest fiscal year, $119.3 million of net losses had been incurred on the Product, $51.2 million of which was related to expenses incurred by the Company, and $68.1 million of which was related to net losses incurred on the Product by Cephalon; and (B) an additional $19.8 million was incurred by Alkermes to obtain FDA approval of the Product and to complete validation of the first manufacturing line for the Product.
The Company has included as Appendix A an analysis of how the net losses on the Product were incurred and details of the timing of the Company’s spend on the $19.8 million of development expenses for which it was wholly responsible.
II. Summary of manufacturing discussion.
As discussed on the telephone call, the key points to note with respect to the manufacturing of the Product are as follows:

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

•	Under certain of the Company’s current collaboration arrangements, the Company manufactures or plans to manufacture products for its partners; under other collaboration arrangements, partners plan to manufacture products themselves.

•	RISPERDAL CONSTA and VIVITROL are produced at a single manufacturing plant using similar manufacturing processes and the Company’s Medisorb technology. This plant has been producing product since the late 1990’s, and more than eighteen million vials of RISPERDAL CONSTA have been produced at the plant to date. Based on this manufacturing experience, the Company can estimate the costs to manufacture Medisorb products, including VIVITROL, with a high degree of certainty.

•	In any potential partnering discussion that the Company enters into involving manufacturing rights and profit sharing, there are discussions between the parties in establishing long-term profit incentives. In these discussions, there are typically the opposing goals of the partner to minimize Alkermes’ manufacturing costs and of Alkermes to maximize profits.
•	In the Company’s experience, these opposing goals are addressed in a variety of ways (e.g. certain parties going at risk, establishing targets for future cost savings or establishing a mechanism to share cost savings).

•	In the case of the Cephalon negotiations, the parties agreed to negotiate the profit up front. In return for certain up front milestone payments, the Company agreed to manufacture product at cost and only up to the Company’s manufacturing capacity (existing plus already planned at the time, as specifically provided in an appendix to the relevant agreement). Cost plus arrangements can have the perverse effect of encouraging the manufacturer to increase manufacturing costs. Under this arrangement, however, with the profit on manufacturing fixed and received up-front, the Company had an incentive to minimize manufacturing costs due to the profit sharing arrangement for VIVITROL. This arrangement resulted in the matching of incentives of the parties.
•	The forecast of VIVITROL units expected to be manufactured over the life of the arrangement was negotiated between Cephalon and the Company. The Company’s forecast considered the results of a market study on VIVITROL that was performed for the Company by third party marketing consultants.

•	The arrangement is structured such that if demand for VIVITROL were to exceed forecasts, the Company would not incur losses or lose profit as a result. Under the arrangement, the Company’s exposure to losses resulting from potentially different outcomes is limited by the fact that the Company’s VIVITROL costs are funded by Cephalon for a period of time and the fact that the Company’s

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

•	obligations to supply Product to Cephalon is limited to the volumes that it is capable of supplying at its existing manufacturing plant. Section 3.7 of the Supply Agreement states: “Notwithstanding the foregoing, Alkermes will not be obligated to Manufacture volumes of Product or Placebo that are in excess of Alkermes’ manufacturing capacity as established by the Strategic Forecast from time to time.”

•	If additional manufacturing capacity were required in the future, those terms would be negotiated outside the current Agreements between the parties.

•	The Company has valued the manufacturing element as a subset of the $110 million milestone payment (received from Cephalon upon FDA approval of VIVITROL), not out of the $160 million payment received on signature of the agreement, on the basis that no value can be assigned to the manufacturing obligation prior to VIVITROL approval. Accordingly, the Company deferred revenue recognition related to the fair value of the manufacturing element until FDA approval of VIVITROL was received. Revenue is recorded on this revenue element as product is shipped to Cephalon.

•	The Company believes it would be possible to find a contract manufacturer that would agree to a product manufacturing arrangement similar to the economic arrangement between the Company and Cephalon for VIVITROL i.e. under which product would be sold to the Company at the manufacturer’s cost plus 10%, where the manufacturer’s profit is paid up front upon signing the agreement based on a product supply forecast, and the manufacturer’s maximum supply obligation is limited to the manufacturer’s existing and planned unit output capacity. Under such an agreement, there is limited downside for the contract manufacturer as the units are essentially capped within their control and there is no selling or marketing risk. Consequently, it does not seem unreasonable that the manufacturer would perform at a rate that does not include a premium. Indeed, it would not seem unreasonable that the manufacturer may be willing to perform at a discount given the level of effort from their perspective is the same, and they have the potential upside in the event the units manufactured are lower than forecast.
* * * *
     The Company acknowledges that:

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 8, 2007

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the attention of the Staff and looks forward to working with the Staff to address any remaining questions in a timely manner to permit the Company to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 by the deadline of June 14, 2007.
Sincerely,

/s/ James M. Frates

James M. Frates Senior Vice President, Chief Financial Officer and Treasurer

Appendix A
($ millions)

	FY06	FY07	Total
A) $120 million of net losses on the Product

Alkermes ongoing development spend	11.3	17.1	28.4
Alkermes commercial spend	8.6	14.2	22.8
Cephalon commercial spend	21.1	42.5	63.6
Cephalon gross loss (margin)	—	4.5	4.5

Total net losses on the Product	41.0	78.3	119.3

B) $19.8 million of Alkermes development expenses

Alkermes development spend	19.4	0.4	19.8